RECEIVED
2008 OCT -9 P 2:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 30, 2008

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

[redacted]

08005292

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
<u>File number:82-3371</u>

SUPPL

Dear Madam/Sir:

In connection with Kobe Steel, Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kobe Steel revises forecast for operating results for fiscal 2008(April 1,-Marchi 31,2008"

Thank you for your assistance in handling it as required.

PROCESSED
OCT 15 2008
THOMSON REUTERS

Sincerely yours,

Kazusa Saito
Finance Department
Kobe Steel, Ltd.

Company name: Kobe Steel, Ltd.
Code number: 5406
President & CEO: Yasuo Inubushi

Kobe Steel revises forecast for operating results for fiscal 2008 (April 1, 2007 - March 31, 2008)

Kobe Steel, Ltd. announces that it has revised its forecast for fiscal 2008, ending March 2009, from the previous forecast made on July 31, 2008 when it announced its first-quarter financial results.

Consolidated forecast for first-half fiscal 2008 (April 1 – September 30, 2008)
(in millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income	Net income per share (in yen)
Previous forecast (A)	1,185,000	85,000	60,000	35,000	11.65
New forecast (B)	1,185,000	95,000	75,000	40,000	13.32
Change (B-A)	0	10,000	15,000	5,000	---
% change	0.0	11.8	25.0	14.3	---
FY2007 results for same period	1,034,655	95,715	75,929	47,015	15.66

Consolidated forecast for full-year fiscal 2008 (April 1, 2008 – March 31, 2009)
(in millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income	Net income per share (in yen)
Previous forecast (A)	2,460,000	180,000	130,000	68,000	22.64
New forecast (B)	2,475,000	195,000	150,000	75,000	24.98
Change (B-A)	15,000	15,000	20,000	7,000	---
% change	0.6	8.3	15.4	10.3	---
FY2007 results for same period	2,132,405	202,398	157,918	88,923	29.62

Nonconsolidated forecast for first-half fiscal 2008 (April 1 – September 30, 2008)
(in millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income	Net income per share (in yen)
Previous forecast (A)	765,000	50,000	40,000	30,000	9.97
New forecast (B)	765,000	60,000	55,000	35,000	11.64
Change (B-A)	0	10,000	15,000	5,000	---
% change	0.0	20.0	37.5	16.7	---
FY2007 results for same period	626,132	52,598	49,010	25,063	8.33

Nonconsolidated forecast for full-year fiscal 2008 (April 1, 2008 – March 31, 2009)
(in millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income	Net income per share (in yen)
Previous forecast (A)	1,570,000	95,000	70,000	40,000	13.29
New forecast (B)	1,595,000	115,000	95,000	50,000	16.63
Change (B-A)	25,000	20,000	25,000	10,000	---
% change	1.6	21.1	35.7	25.0	---
FY2007 results for same period	1,283,638	109,926	86,245	42,959	14.28

Reasons for the Revised Forecast

Consolidated net sales in the first half of fiscal 2008, ending September 30, 2008, are forecast to be 1,185 billion yen, the same as the previous forecast in July. However, profits are projected to rise owing to a weakening in the metals and oil markets mainly in the Iron and Steel segment. Operating income is anticipated to increase to 95 billion yen, ordinary income to 75 billion yen, and net income to 40 billion yen, in comparison to the previous forecast.

From the third (October-December) quarter onward, Kobe Steel anticipates that demand will slacken for some products in the Aluminum and Copper segment and the Construction Machinery segment. However, in the Iron and Steel segment, demand for high-end steel products is anticipated to be generally firm and operations are expected to remain high. At the same time, Kobe Steel will continue to make additional cost reductions and undertake sales price revisions. As a result, consolidated net sales for the full fiscal 2008 are anticipated to rise to 2,475 billion yen. Operating income is forecast to increase to 195 billion yen, ordinary income to 150 billion yen, and net income to 75 billion yen.

Nonconsolidated net sales in the first half of fiscal 2008, ending September 30, 2008, are forecast to be 765 billion yen, the same as the previous forecast in July. However, operating income is anticipated to increase to 60 billion yen, ordinary income to 55 billion yen, and net income to 35 billion yen.

For the full fiscal 2008, nonconsolidated net sales are anticipated to increase over the previous forecast to 1,595 billion yen. Operating income is projected to rise to 115 billion yen, ordinary income to 95 billion yen, and net income to 50 billion yen.

Note: This forecast is based on available information current as of today. Actual business results may differ considerably due to changeable conditions in the future.

-End-

Investor Relations:

Tel +81 (0)3 5739-6045
Fax +81 (0)3 5739-5973

Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
JAPAN
Email aapress@kobelco.com
Website www.kobelco.com

Media Contact:

Gary Tsuchida
Publicity Group
Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971
Email aapress@kobelco.com

END